ObsEva SA

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

December 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller

Re:	ObsEva SA

Registration Statement on Form F-3

Filed December 9, 2022

File No. 333-268723

Acceleration Request

Requested Date: December 12, 2022

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-268723) (the “Registration Statement”), to become effective on December 12, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Su Lian Lu of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Su Lian Lu of Cooley LLP at (310) 883-6555.

[Signature page follows]

Very truly yours,

ObsEva SA

By:	/s/ Will Brown
Will Brown
Chief Financial Officer

cc:	Brian O’Callaghan, ObsEva SA

Divakar Gupta, Cooley LLP

Ryan Sansom, Cooley LLP

Su Lian Lu, Cooley LLP